May 19, 2022

Via EDGAR Electronic Filing and Email (EwingE@SEC.GOV)

Ms. Sherry Haywood

Staff Attorney

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlis Motor Vehicles, Inc
Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A originally qualified on December 17, 2021
File No. 024-11714
Withdrawal of Request for Qualification

Dear Ms. Haywood,

Atlis Motor Vehicles’ (the “Company” or “Atlis”) filed Request for Qualification on May 16, 2022. We are in the process of finalizing a new Post-Qualification Amendment No. 6, so we would like to withdraw our May 16, 2022 Request for Qualification.

Please telephone or email the undersigned at (916)239-5776 or annie@atlismotorvehicles.com if you have any questions or require any additional information.

Very truly yours,

/s/Annie Pratt

Annie Pratt
President, Atlis Motor Vehicles